*FOIA Confidential Treatment Request* Confidential Treatment Requested by Calithera Biosciences, Inc. in connection with Registration Statement on Form S-1 filed on August 25, 2014

John T. McKenna

T: +1 (650) 843 5059

jmckenna@cooley.com

September 12, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief

RE:	Calithera Biosciences, Inc.

Registration Statement on Form S-1

Filed August 25, 2014

File No. 333-198355

Ladies and Gentlemen:

On behalf of Calithera Biosciences, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 20, 2014 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-198355), originally confidentially submitted with the Commission on July 25, 2014, filed by the Company with the Commission on August 25, 2014 and amended on September 12, 2014 (the “Registration Statement”), we submit this supplemental letter to further address comment 19 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

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U.S. Securities and Exchange Commission

September 12, 2014

Page Two

19.	Please disclose the deemed fair value of the common stock underlying your stock options granted during the periods presented as well as your basis for determining such fair value. Address this comment as it relates to the options granted during the six months ended June 30, 2014. Please note that once you have disclosed the estimated IPO price range we may have comments regarding the estimated fair value of your most recent equity grants.

The Company advises the Staff that the Company preliminarily estimates a price range of [*] to [*] per share (the “Price Range”) for its initial public offering (the “IPO”), which takes into account a [*] reverse stock split of the Company’s capital stock (the “Reverse Stock Split”). The preliminary Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from the lead underwriters, including discussions that took place on September 9 2014 between senior management of the Company and representatives of Citigroup Global Markets, Inc. and Leerink Partners LLC. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction. Prior to September 9, 2014, the Company and underwriters had not had any specific discussions regarding the Price Range.

The Company expects to include the Price Range and the size of the Reverse Stock Split in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show. We are providing this information to you supplementally to facilitate your review process.

The Company supplementally advises the Staff that, as described beginning on pages 53 and 54 of the Registration Statement, the Company regularly performs timely valuations of the Company’s common stock to assist the Company’s board of directors (the “Board”) in its determination of the common stock’s fair value for purposes of granting equity awards. The Board considers numerous objective and subjective factors, including the factors set forth on pages 53 and 54 of the Registration Statement, the likelihood of the Company’s IPO and the most recent valuation report prepared by the Company and a third-party valuation firm. The Board, as applicable, also determines that the assumptions and inputs used in connection with such valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

On September 9, 2014, the Company granted options to purchase [*] shares of common stock (such share number adjusted to reflect the Reverse Stock Split) to certain employees and a member of its Board. Prior to the closing of the Company’s Series D preferred stock financing (the “Financing”) in July 2014, options held by the Company’s employees represented approximately 14% of the outstanding shares of capital stock (on a fully-diluted, as converted basis). Following the closing of the Financing, options held by the Company’s employees represented only approximately 11% of the outstanding shares of capital stock (on a fully-diluted, as converted basis). In order to continue to incentivize the Company’s employees, the Board decided to grant additional options to bring the options held by the Company’s employees to approximately 13% of the outstanding shares of capital stock (on a fully-diluted, as converted

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 12, 2014

Page Three

basis). The Company has not granted any other equity awards since September 9, 2014. At the time the option grants were approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such option grants was [*] per share (such value per share adjusted to reflect the Reverse Stock Split).

In determining the fair value of the shares of the Company’s common stock for the grants, the Company and a third-party valuation firm performed a valuation of the Company’s common stock as of August 31, 2014. The Company and the third-party valuation firm utilized the market approach, comparing the Company to a group of publicly-traded companies and estimated an enterprise value of between $79.5 million and $178.6 million over a two year period reflecting the timing of potential exit events in different scenarios. While the valuations of the Company in the IPO scenario were consistent with the valuations discussed with the Company’s underwriters, the valuations in the acquisition scenarios were much broader given the significant liquidation preference and participation rights of the Company’s preferred stock.

Utilizing the Probability Weighted Expected Return Method (“PWERM”), the analysis applied a weighting of: (i) 45% to 60% to an IPO; (ii) 40% to 50% to an acquisition; and (iii) 0% to 5% to a liquidation scenario (which assumes no value to stockholders). The time to a liquidity event spanned across two years based on management’s estimate of the timing of potential exit events. The risk free rate was determined to be 0.29%, based on the average yield on 2-year treasury rates, and the volatility rate was determined to be 75% based on the mean volatility rate of comparable public companies. The analysis applied a discount for lack of marketability of 22% and resulted in an estimated fair value of the common stock of between [*] and [*] per share (such value per share adjusted to reflect the Reverse Stock Split).

The Company believes that the difference in value between the fair value of its common stock as of the September 2014 grant date and the midpoint of the estimated Price Range is primarily the result of the following factors:

1.	The Price Range represents a future price for shares of common stock that, if issued in the Company’s IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of the September 2014 grant date represents a contemporaneous estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for stock that is never publicly-traded and, even if an IPO is successfully completed, will remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

2.

The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences that are senior to the rights of the holders of its common stock. The Price Range assumes the conversion of all of the preferred stock into common stock upon completion of the IPO. The corresponding elimination of the preferred stock’s economic rights and preferences necessarily results in a higher valuation of the common stock after the IPO than before it. As described above, the PWERM analysis utilized a 40% to 50% likelihood of an acquisition within two years utilizing values in the range of $79.5 million and $178.6 million. The Company respectfully submits that the acquisition scenario in the event the IPO is unsuccessful is a significant factor in the

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 12, 2014

Page Four

difference between the Price Range and the fair value as determined by the Board. As disclosed beginning on page 64 of the Registration Statement, the Company is in Phase 1 clinical trials and, as of July 25, 2104, had only enrolled 24 patients. The Company respectfully submits that very few Phase 1 clinical trial companies have successfully completed an IPO in 2013 and 2014, and therefore the acquisition scenario as contemplated by the PWERM is a relevant and appropriate scenario.

3.	As the Company is a private concern, the PWERM analysis applied a discount for lack of marketability of 22%, which the Company believes is reasonable and appropriate.

4.	The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility.

In addition, the Company supplementally advises the Staff that as of August 12, 2014, of the 23 biotechnology IPOs that have priced in the second and third quarters of 2014, 14 have priced below the preliminary price range indicated in the respective preliminary prospectus.

In summary, the Company respectfully submits that the determination of the fair value of its common stock in September 2014 was consistent with its past practice and consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

* * *

Please contact me at (650) 843-5059 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ John T. McKenna

John T. McKenna

Cooley LLP

cc:	Susan M. Molineaux, Calithera Biosciences, Inc.

Barbara A. Kosacz, Cooley LLP

Danielle E. Naftulin, Cooley LLP

Jonathan L. Kravetz, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Daniel T. Kajunski, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John T. Rudy, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM